AB 12/3

SECURI  MMISSION

12062949

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SEC FILE NUMBER
8-216

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Lord Abbett Distributor LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Hudson Street
(No. and Street)

Jersey City	New Jersey	07302-3973
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Gargano (201) 827-2549
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 26 2012
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/3
2A

OATH OR AFFIRMATION

I, Daria L. Foster , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lord Abbett Distributor LLC, as of September 30, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer,

Signature

Managing Member

Title

Notary Public


TANYA M. BROWN
Commission # 2396111
Notary Public, State of New Jersey
My Commission Expires
April 30, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Notes to Statement of Financial Condition.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A Copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report
- ☒ (q) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lord Abbett Distributor LLC
(SEC I.D. No. 8-216)

Statement of Financial Condition and Independent Auditors' Report and Supplemental Report on Internal Control

September 30, 2012

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT.

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

Lord Abbett Distributor LLC
(SEC I.D. No. 8-216)

Statement of Financial Condition and Independent Auditors' Report and Supplemental Report on Internal Control
September 30, 2012

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT.

Lord Abbett Distributor LLC

Contents



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditors' Report

Lord Abbett Distributor LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Lord Abbett Distributor LLC ("Company"), a wholly-owned subsidiary of Lord, Abbett & Co. LLC, as of September 30, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lord Abbett Distributor LLC as of September 30, 2012 in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

November 20, 2012

Lord Abbett Distributor LLC

Statement of Financial Condition

September 30, 2012	
Assets	
Cash and cash equivalents (including Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. of $49,985,455)	**$ 50,983,666**
Prepaid distribution costs	**48,758,025**
Receivable for distribution and service fees and sales commissions	**17,668,645**
Other assets	**606,605**
	$ 118,016,941
Liabilities and Member's Equity	
Liabilities:	
Accounts payable and accrued expenses	**$ 27,648,457**
Due to Managing Member (Note 5)	**9,370,359**
Total Liabilities	**37,018,816**
Commitment and Contingency (Notes 3 and 6)	
Member's Equity (Note 3):	
Capital	**977,796,358**
Accumulated deficit	**(896,798,233)**
Total Member's Equity	**80,998,125**
	$ 118,016,941

See accompanying notes to statement of financial condition.

1. Organization

Lord Abbett Distributor LLC ("Company") is a New York limited liability company engaged in the general business of underwriting and distributing securities of investment companies. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Lord, Abbett & Co. LLC ("Managing Member"), a Delaware limited liability company, has a 100% interest in the Company.

Company revenue is largely dependent on the total value of assets and sales of domestic investment companies ("Investment Companies") which are sponsored and managed by the Managing Member. Accordingly, fluctuations in financial markets impact the Company's revenue and results of operations. The Investment Companies are related parties to the Company. Management believes that all transactions between related parties are on terms equivalent or similar to what they would be if they were with third parties.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule.

The Managing Member has represented it will continue to make capital contributions to the Company to ensure the continued operations of the Company and compliance with capital requirements through September 30, 2013.

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and is presented in United States ("U.S.") dollars.

Cash and Cash Equivalents

The Company maintains cash balances at various financial institutions. Investments in Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. are considered cash equivalents. Cash and cash equivalents include cash on hand and money market investments with original maturities of three months or less. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Prepaid Distribution Costs

Fees paid in advance to brokers in connection with the sale of Class A, B and C shares of the Investment Companies are capitalized and amortized over one year.

Revenue Recognition

Distribution and service fees are accrued monthly based on the average net assets of the Investment Companies.

The income from Class A and C contingent deferred sales charges collected is deferred and amortized over six months with one-half of the income being recognized in the month collected.

Sales commission income is recorded upon sale of securities of the Investment Companies.

Allocated Expenses

The Company receives some of its services from the Managing Member, which provides the use of its employees, facilities and utilities. The Company has amounts due from/to the Managing Member resulting primarily from such transactions (Note 5). A reasonable allocation methodology has been applied on a consistent basis to shared expenses and attempts to equate the proportional cost of a service or product to the proportional use or benefit derived by the Company.

Income Taxes

The Company is not a taxable entity for Federal, state and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying statement of financial condition. Such taxes are the responsibility of the Managing Member.

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates and those differences could be material.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of September 30, 2012, the Company had regulatory net capital of $13,438,447 and a regulatory net capital requirement of $2,467,922. The Company's ratio of aggregate indebtedness to regulatory net capital was 2.75 to 1 at September 30, 2012.

4. Fair Value Measurements

The Company follows Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures", which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets and liabilities in active markets or all significant inputs are observable, either directly or indirectly.

Level 3 - Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Company's investment assets included in cash and cash equivalents, at fair value as of September 30, 2012:

	Level 1	Level 2	Level 3	Total
Money market funds	$49,985,455	$-	$-	$49,985,455

Investments in open-ended money market funds are valued at their net asset value at the close of each business day.

5. Related Party Transactions

Due to Managing Member represents allocated expenses and direct expenses (i.e., travel and entertainment) which are reimbursable to the Managing Member.

6. Contingency

In January 2011, the Company and an associated person of the Company who is employed by the Managing Member were named as respondents in an arbitration before the Financial Industry Regulatory Authority ("FINRA"). The arbitration relates to the Managing Member's management of certain of the respondents' assets in a managed account that was a part of an advisory program sponsored by a third-party broker-dealer. Despite being named as respondents, no specific allegations were made against the Company or its associated person, and the Company is not involved or associated in any way with the advisory program or the managed account that is the subject of the arbitration proceeding. At a hearing of the matter on February 7, 2012, the FINRA arbitration panel dismissed with prejudice, upon the request of the claimant, all claims against the Company and its associated person.

7. Subsequent Events

Management evaluated all events that occurred from October 1, 2012 through November 20, 2012, the date the statement of financial condition was available to be issued. During the period, the Company did not have any material recognizable subsequent events.



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Lord Abbett Distributor LLC
Jersey City, New Jersey

In planning and performing our audit of the financial statements and supplemental material of Lord Abbett Distributor LLC ("Company") as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012 to meet the SEC's objectives.

The report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Certified Public Accountants

New York, New York

November 20, 2012